UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934*

Zomedica Pharmaceuticals Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

98979F107

(CUSIP Number)

Gerald Solensky Jr.

c/o Zomedica Pharmaceuticals Corp.

100 Phoenix Drive, Suite 190

Ann Arbor, Michigan 48108

Telephone: (734) 369-2555

Copies to:

Richard DiStefano, Esq.

Brian North, Esq.

Buchanan Ingersoll & Rooney PC

640 Fifth Avenue

New York, New York 10019-6102

Telephone: 212.440.4455

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 98979F107

1.	Names of Reporting Persons Gerald A. Solensky Jr.
2.	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 40,250,936(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 40,250,936 (1)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each Reporting Person 40,250,936 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

13.	Percent of class represented by amount in Row (11) 39.0%(1) of Common Shares
14.	Type of Reporting Person (see instructions) IN

(1)	As of the date of this Statement, the Reporting Person, in his individual capacity, holds 38,150,936 Common Shares of the Issuer and fully vested and immediately exercisable options to purchase up to 2,100,000 Common Shares of the Issuer. Accordingly, for the purposes of Rule 13d-3 under the Act, the Reporting Person may be deemed to beneficially own, as at the date of this Statement, an aggregate of 40,250,936 Common Shares, or 39.0% of the Common Shares outstanding. The beneficial ownership percentage reported herein is based on: (A) 101,121,923 Common Shares outstanding as of January 14, 2019, as disclosed in the Issuer’s Prospectus (Registration No. 333-229014), filed with the Securities and Exchange Commission on February 8, 2019, and (B) as per Rule 13d-3(d)(i) under the Act, the quotient obtained by dividing (a) the aggregate number of Common Shares beneficially owned by the Reporting Person by (b) the sum of (i) 101,121,923 Common Shares outstanding as of January 14, 2019, and (ii) 2,100,000 Common Shares that are subject to the Reporting Person’s options.

Page 2 of 6 Pages

Explanatory Note

This Schedule 13D (this “Statement”) is being filed by the Reporting Person (as defined below) in connection with his acquisition of the beneficial ownership of Common Shares (as defined below) on January 10, 2019, which exceeded two percent of the outstanding Common Shares of the Issuer on that date. The Reporting Person previously reported his beneficial ownership of securities of the Issuer on a Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on November 21, 2017, as amended by Amendment No. 1 thereto filed with the SEC on February 14, 2018, pursuant to Rule 13d-1(d) under the Act.

Item 1. Security and Issuer.

This Statement relates to the common shares without par value (the “Common Shares”) of Zomedica Pharmaceuticals Corp, an Alberta, Canada corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 100 Phoenix Drive, Suite 190, Ann Arbor, MI 48108.

Item 2. Identity and Background.

(a) This Statement is being filed by, and reflects the holdings of, Gerald A. Solensky Jr. (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Zomedica Pharmaceuticals Corp., 100 Phoenix Drive, Suite 190, Ann Arbor, MI 48108.

(c) The present principal occupation of the Reporting Person is Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer. The address of the Issuer is set forth in Item 1 of this Statement.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds of Other Consideration.

This Statement is being filed as a result of the grant, on January 10, 2019, by the Issuer to the Reporting Person of options to purchase up to 2,100,000 Common Shares of the Issuer at an exercise price of $1.52 per Common Share (the “Options”) pursuant to the Issuer’s stock option plan. The Options are immediately exercisable and expire on January 10, 2021. The Options were issued to the Reporting Person as part of a grant of options to purchase an aggregate of 5,995,000 Common Shares to the Issuer's officers, directors, employees, and consultants. No payment was made by the Reporting Person for the grant of the Options.

The remaining 38,150,936 Common Shares of the Issuer beneficially owned by the Reporting Person were acquired by the Reporting Person as follows: (i) 200,000 Common Shares were acquired upon exercise of options to purchase Common Shares of the Issuer, granted to the Reporting Person by the Issuer on December 21, 2016 and exercised on October 11, 2018, at a price per share of $1.2; (ii) 750,000 Common Shares were acquired upon exercise of options to purchase Common Shares of the Issuer, granted to the Reporting Person on December 21, 2016 and exercised on December 19, 2017, at a price per Common Share of $1.2; and (iii) the remainder of the Common Shares were acquired prior to the registration of the Issuer’s Common Shares under the Act. The source of the funds used by the Reporting Person to exercise the options described in clauses (i) and (ii) of the preceding sentence were personal loans advanced to the Reporting Person by Jeffrey Starman. Pursuant to an unwritten understanding the Reporting Person has with Jeffrey Starman, the loans are unsecured personal loans which do not bear interest and do not have a fixed maturity date. The Reporting Person and Jeffrey Starman do not have any understanding with respect to the voting or disposition of the Common Shares acquired with the loan proceeds. Based on Issuer’s Prospectus (Registration No. 333-229014), filed with the Securities and Exchange Commission on February 8, 2019, Mr. Starman shares with Bradley J. Hayosh voting and dispositive power over 8,517,913 of the Issuer's Common Shares held by Equidebt LLC and 47,866 of the Issuer's Common Shares held by Wickfield Properties LLC.

Page 3 of 6 Pages

Item 4. Purpose of Transaction.

The Common Shares of the Issuer held by the Reporting Person were acquired for investment purposes.

The Reporting Person does not currently have any plans or proposals which relate to or would result in:

(a) the acquisition or disposition of additional securities of the Issuer; provided, however, that the Reporting Person reserves the right to acquire additional securities of the Issuer for investment purposes (including through the exercise of the Options) or to dispose of securities of the Issuer at any time;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any material change in the Issuer’s present business or corporate structure;

(g) changes in the Issuer’s present charter, bylaws or instruments corresponding thereto, or such other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

The Reporting Person, may, from to time, review or reconsider his position and formulate plans or proposals with respect to items (a) through (j) above, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a)  As of the date of this Statement, the Reporting Person, in his individual capacity, holds 38,150,936 Common Shares of the Issuer and fully vested and immediately exercisable Options to purchase up to 2,100,000 Common Shares of the Issuer. Accordingly, for the purposes of Rule 13d-3 under the Act, the Reporting Person may be deemed to beneficially own, as at the date of this Statement, an aggregate of 40,250,936 Common Shares, or 39.0% of the Common Shares outstanding. The beneficial ownership percentage reported herein is based on; (A) 101,121,923 Common Shares outstanding as of January 14, 2019, as disclosed in the Issuer’s Prospectus (Registration No. 333 229014), filed with the Securities and Exchange Commission on February 8, 2019, and (B) as per Rule 13d-3(d)(i) under the Act, the quotient obtained by dividing (a) the aggregate number of Common Shares beneficially owned by the Reporting Person by (b) the sum of (i) 101,121,923 Common Shares outstanding as of January 14, 2019, and (ii) 2,100,000 Common Shares that are subject to the Reporting Person’s Options. The Options are treated as exercised only for the purpose of computing the percentage beneficial ownership of the Reporting Person.

(b) As of the date of this Statement, the Reporting Person has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition over all of the 40,250,936 Common Shares beneficially owned by him (assuming the exercise of all exercisable securities listed in subsection (a) above).

(c) Except for the grant of the Options by the Issuer to the Reporting Person, as described in Item 3 which is hereby incorporated by reference in this Item 5(c), the Reporting Person has not effected any transactions in the Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3 for a description of the unwritten understanding the Reporting Person has with Jeffrey Starman with respect to the loans used by the Reporting Person to exercise the options to purchase 200,000 Common Shares on October 11, 2018 and 750,000 Common Shares on December 19, 2017.

Item 7. Material to be Filed as Exhibits.

Option Agreement dated January 10, 2019

Page 4 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete.

Dated: February 14, 2019

GERALD SOLENSKY JR.

/s/ Gerald Solensky, Jr.

Attention – Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001).

Page 5 of 6 Pages

Exhibit List

Exhibit A	Option Agreement dated January 10, 2019

Page 6 of 6 Pages